Wireless Age Communications, Inc.
6200 Tomken Road, Unit A
Mississauga, Ontario
Canada L5T 1X7

Via Edgar Correspondence Filing

December 29, 2006

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A Request for Acceleration of Effective Date

Ladies and Gentlemen:

Wireless Age Communications, Inc. (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2, No. 333-137080 (the “Registration Statement”). Pursuant to the conversations between our counsel and Ms. Cheryl Grant of the Commission’s staff, we hereby request the acceleration and declaration of effectiveness of the Registration Statement. We request that the Registration Statement become effective today, December 29, 2006, at 12:01 pm or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission Registration Statement on Form SB-2/A	Wireless Age Communications, Inc. December 29, 2006

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the request contained herein. Thank you very much.

Sincerely yours,

/S/ Gary Hokkanen
Gary Hokkanen
Chief Financial Officer